Exhibit H
                             Proposed Form Of Notice

SECURITIES AND EXCHANGE COMMISSION
(Release No. 35-_____)

Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

March ___, 2003

          Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by ___, 2003 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After __, 2003, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                    * * * * *
Energy East Corp. (70-__________)

          Energy East Corp. ("Energy East"), located at P.O. Box 12904 Albany, New York 12212-2904, a registered holding company under the Act, is seeking authorization to organize a to-be-formed wholly-owned subsidiary, Energy East Shared Services Corporation, a Delaware corporation ("Shared Services"), as a subsidiary service company in accordance with the provisions of Section 13 and Rule 88 under the Act.


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          Through its subsidiaries, Energy East is a super-regional energy services and delivery company with operations in New York, Connecticut, Massachusetts, Maine and New Hampshire serving approximately 1.8 million electricity customers and 900,000 natural gas customers. Energy East holds direct or indirect interests in the following public utility companies (the "Utility Subsidiaries"), each of which is wholly owned by companies within the Energy East system1:

     o New York State Electric & Gas Corporation, a New York corporation and a wholly-owned direct subsidiary of RGS Energy Group. Inc., which purchases, transmits and distributes electricity and purchases, transports and distributes natural gas in parts of New York;

     o RG&E, a New York corporation and a wholly-owned subsidiary of RGS, which generates, purchases, transmits and distributes electricity and purchases, transports and distributes natural gas in parts of New York;

     o The Southern Connecticut Gas Company, a Connecticut corporation and a wholly-owned subsidiary of Connecticut Energy, which is engaged in the retail distribution and transportation of natural gas in parts of Connecticut;

     o Central Maine Power Company, a Maine corporation and a public utility holding company exempt from all provisions of the Act except Section 9(a)(2), by order issued under Section 3(a)(2), the common stock of which is wholly-owned by CMP Group, which is primarily engaged in purchasing, transmitting and distributing electricity in Maine;

     o Connecticut Natural Gas Corporation, a Connecticut corporation and a wholly-owned subsidiary of CTG Resources, which is primarily engaged in the retail distribution and transportation of natural gas to parts of Connecticut; and


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1 Energy East also owns indirect interests in the following public utility companies: MEPCo, a Maine corporation, which owns and operates a 345kV transmission interconnection between the Maine - New Brunswick, Canada international border at Orient, Maine - Central Maine Power presently owns a 78.3% voting interest in MEPCo with the remaining interests owned by two other Maine utilities; NORVARCO, a Maine corporation, which holds a 50% general partnership interest in Chester SVC Partnership, a general partnership which owns a static var compensator located in Chester, Maine, adjacent to MEPCo's transmission interconnection - NORVARCO is presently a wholly-owned subsidiary of Central Maine Power.


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     o    The Berkshire Gas Company, a Massachusetts corporation and a wholly-owned subsidiary of Berkshire Energy, which is engaged in the sale and distribution of natural gas in western Massachusetts.

     o Maine Natural Gas Corporation, a Maine corporation which distributes gas in Maine and which is a wholly-owned subsidiary of Energy East Enterprises, Inc., a Maine corporation, a wholly-owned subsidiary of Energy East and a public utility holding company exempt from all provisions of the Act except Section 9(a)(2), by order issued under
          Section 3(a)(1) of the Act.

Energy East also has a number of direct and indirect subsidiaries that are not "public utility companies" under the Act, including Energy East Management Corporation ("EEMC"), a Commission-authorized service company for the Energy East holding company system.

          Shared Services will be a wholly-owned direct subsidiary of Energy East. Shared Services capitalization will consist of 200 shares of common stock, par value $.01 per share. Initially, Shared Services working capital needs will be met through intercompany borrowings from Energy East pursuant to Rule 52(b). Shared Services proposes to provide the companies in the Energy East system with a variety of administrative and operations services. The services provided by Shared Services would be provided principally to the Utility Subsidiaries, but would also be provided to non-utility subsidiaries, including EEMC and to a limited extent Energy East, where appropriate and consistent with the economical and efficient performance of services at cost. Shared Services' activities would be conducted in accordance with service agreements (the "Service Agreements") that Shared Services will enter into with each of the companies that it serves.

          The presidents of each of the Utility Subsidiaries will serve on the Board of Directors of Shared Services, in addition to other persons as may be elected from time to time. Shared Services will be staffed by employees who will be transferred over time from other Energy East system companies or who will be hired externally. In addition, Shared Services may have access to certain employees who will remain employees of other system companies. Employees of other system companies who devote a portion of their time to Shared Services will directly charge to Shared Services the applicable portion of such time, including appropriate allocations of overhead costs.

          To ensure adequate oversight and realize economies of scale, certain administrative and operating functions for the companies in the Energy East system will be consolidated and provided through Shared Services. Because the principal operations of the Energy East system are conducted by its Utility Subsidiaries it is expected that these companies will provide the greatest opportunities for the efficient consolidation of administrative and operating activities within Shared Services. As a general rule, the individual system companies will continue to perform services that can benefit from individualized

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application at the company level, with Shared Services performing functions that can be more economically and efficiently performed in a centralized manner. In particular, it is anticipated that, subject to the requirements or limitations of state and federal law, the following classes of services may be offered by Shared Services to the Energy East system of utility companies:

o  Accounting Services                        o  Information Technology Services
o  Human Resources Services                   o  Supply Chain Services
o  Regulatory Services                        o  Legal Services
o  Transmission and Energy Supply Services    o  Customer Services
o  Engineering Services


          The Service Agreements will provide methodologies to ensure that all client companies pay to Shared Services the cost of all services, computed in accordance with the applicable rules and regulations (including, but not limited to Rules 90 and 91) under the Act and appropriate accounting standards. Where more than one client company is involved in, or has received benefits from, a service performed by Shared Services, the Service Agreements will provide that client companies will pay their fairly allocated pro rata share in accordance with the methods set out in appendices to the Service Agreements. Thus, charges for all services provided by Shared Services to Energy East system companies will be on an "at cost" basis as determined under Rules 90 and 91 under the Act.

          Shared Services will maintain its accounts, cost-accounting procedures and other records in accordance with the requirements of the Commission's Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies utilizing, however, the chart of accounts specified in the FERC Uniform System of Accounts for Public Utilities and Licensees (18 C.F.R. Part
101) . Shared Services will file annual reports on Form U-13-60 in accordance with Rule 94, commencing with the report for calendar year 2003.

          No material change in the organization of Shared Services, the methods of allocating cost to associate companies, or in the scope or character of the services to be rendered by Shared Services, subject to Section 13 of the Act, or any rule, regulation or order thereunder, shall be made unless and until Shared Services shall first have given the Commission written notice of the proposed change not less than 60 days prior to the proposed effectiveness of any such change. If, upon the receipt of any such notice, the Commission shall notify Shared Services within the 60-day period that a question exists as to whether the


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proposed change is consistent with the provisions of Section 13 of the Act, or of any rule, regulation or order thereunder, then the proposed change shall not become effective unless and until Shared Services shall have filed with the Commission an appropriate declaration regarding such proposed change and the Commission shall have permitted such declaration to become effective.

          For the Commission by the Division of Investment Management, pursuant to delegated authority.


                                                  Jonathan G. Katz
                                                  Secretary